Meritage Homes Corporation
178521 North 85th Street
Suite 300
Scottsdale, Arizona 85255
August 12, 2010
Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Meritage Homes Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010

Definitive Proxy Statement on Schedule 14A
Filed March 31, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 6, 2010

File No. 001-9977
Dear Mr. Ingram
On behalf of Meritage Homes Corporation (the “Company”) we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated August 3, 2010 (the “Comment Letter”) with respect to the filings referenced above. We have reviewed the questions in your Comment Letter and have provided the attached responses. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010
Form 10-K for the Fiscal Year Ended December 31 2009
Business, page 1
1. In future filings, please provide the information required by Item 101(b) of Regulation S-K or an appropriate cross-reference to information contained in your notes to the financial statements.
Response
Please refer to the last sentence of the first paragraph under the caption “Part I—Item 1. Business—The Company” in the Company’s 2009 Form 10-K. This sentence provides “Please refer to Note 14 of the consolidated financial statements for information regarding our operating and reporting segments.” We believe this statement and cross reference to our audited financial statement footnotes is consistent with Regulation S-K, Item 101(b)(1), which provides “If the information provided in response to this paragraph (b) conforms with generally accepted accounting principles, a registrant may include in its financial statements a cross reference to this data in lieu of presenting duplicative information in the financial statements; conversely, a registrant may cross reference to the financial statements.”
2. We note your disclosure on page 21 that your operations are “heavily dependent on significant amounts of raw materials.” In future filings, please provide the information required by Item 101(c)(1)(iii).
Response
In response to the Staff’s comment, the Company will in future Form 10-K filings expand the discussion of our Construction Operations to describe in more detail the sources and availability of our raw materials. This discussion will explain that our raw materials consist primarily of lumber, concrete and similar construction materials and are generally purchased on a localized basis. Such materials have historically been available from multiple suppliers and therefore the Company does not believe there is a supplier risk concentration. This discussion will also explain that because such materials are comprised substantially if not entirely of commodities, their cost and availability is subject to national and worldwide price fluctuations and inflation, each of which could be impacted by legislation relating to energy and climate change.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Fiscal 2009 Compared to Fiscal 2008, page 37
3. We note your discussion regarding the decrease in home closing revenue in each of the regions in which you operate. However, given that each state within these regions contributed separately to the overall change in the line item for each region, you should quantify the incremental impact of each state on the overall change. For example, you indicate on page 37 that home closing revenue in the West region decreased 53.4% as compared to 2008, which was “driven by continued weakness in California and Nevada.” However, you do not quantify the individual impact of California and Nevada. In future filings, whenever possible, please quantify all line item changes that are the result of changes in one or more states within the region.
Response
Please refer to our extensive tabular presentations about the quantitative operating results of our segments under the caption “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Home Closing Revenue, Home Orders and Order Backlog—Segment Analysis.” These tables show, among other things: our home closings (dollars and number of homes); sales orders (dollars and number of homes); and order backlog (dollars and number of homes), each on a state by state and segment by segment basis. We acknowledge that the dollar/unit change and percentage change is not presented in a numerical format, but we believe that information can be easily computed and believe the tables provide our investors with the necessary fundamental information about our results. The narrative portion of our MD&A discusses our results for each of these key metrics, generally on a segment by segment basis. We believe that this format is consistent with Instruction 4 to Regulation S-K, Item 303(a) that expressly instructs registrants not to merely recite the amounts of changes from year to year which are readily computable from the financial statements and not to merely repeat numerical data contained in the financial statements. We elected to include the information in the filing numerically to minimize the volume of mathematical computations that were discussed in text form. Also, each of our three operating segments is comprised of three or fewer states and, accordingly, we believe that clear and concise information about the different states in each segment is available in our numerical tables. Finally, in many cases we include in our narrative a discussion of these key metrics and other significant changes which relate to one or more, but not all, states within a given segment when it does not distract from the discussion about the segment as a whole.
4. We note that when you provide data relating to 2009 you do not always provide comparable data for 2008. For example, on page 37 you note that “[s]uccessful marketing campaigns and new replacement subdivisions coming on line in the latter part of 2009 kept the Arizona backlog reduction to only a 43 unit decline as of December 31, 2009.” Without providing comparable data for 2008, readers cannot determine the significance of the backlog reduction in 2009. In future filings, please provide comparable data for both years in your year-over-year discussion.

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010
Response
Please refer to our extensive tabular presentations about the quantitative operating results of our segments under the caption “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Home Closing Revenue, Home Orders and Order Backlog—Segment Analysis.” As discussed in detail in our response to Comment #3 above, we believe that our format is consistent with Instruction 4 to Regulation S-K, Item 303(a) that expressly instructs registrants not to merely recite the amounts of changes from year to year which are readily computable from the financial statements and not to merely repeat numerical data contained in the financial statements.
Definitive Proxy Statement on Schedule 14A
Board Leadership Structure, page 18
5. We note your disclosure that Mr. Hilton serves as both CEO and as Chairman of the Board. We further note your disclosure that “this is the best leadership structure for our Board.” Please advise us of the reasons why you believe this leadership structure is appropriate given the specific characteristics or circumstances of your company. See Item 407(h) of Regulation S-K.
Response
In response to the Staff’s comment, the Company will in future filings re-phrase our conclusions about why we believe our leadership structure is appropriate given the specific circumstances of the Company. Mr. Hilton founded Meritage Homes and is thus intimately familiar with its history, cultural and operations. Mr. Hilton possesses in-depth knowledge and expertise in the homebuilding industry as a whole and Meritage Homes in particular and is the Company’s largest individual stockholder. The Board of Directors has concluded that this puts Mr. Hilton in a unique position and makes him the most compelling choice to serve both as Chairman of the Board and CEO in effectively represent the stockholders’ interest.
Moreover, our discussion about the qualifications of, and role served by, our lead independent director (Peter Ax) was designed to explain the Company’s view about the benefits of its lead independent structure. Mr. Ax has extensive knowledge of capital markets and corporate finance and has previously served as the CEO of a publically traded corporation. We believe that Mr. Ax’s role as our lead independent director serves as a counterbalance to Mr. Hilton’s position as Board Chairman and provides the appropriate level of independent director oversight.

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010
Risk Oversight, page 19
6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response
Our Compensation Committee continuously analyzes the Company’s compensation policies and practices and has concluded that these policies provide appropriate financial incentive to executive management and do not create incentives which are reasonably likely to have a material adverse effect on the Company. In analyzing these policies and practices, our Compensation Committee, with input from management, noted that significant components of our incentive compensation program are based on a variety of metrics that we believe tend to mitigate risk. For example, our executive incentive bonus programs include performance metrics and bonus opportunities based on Adjusted EBITDA (a computation based on profitability vs. only volume) as well as return on asset and return on equity metrics. We believe that basing the performance criteria on metrics that address both the Company’s operations as well as successful management of capital markets mitigates the risk that management will intentionally elect a course of action for the Company that would benefit operational results but would over-lever its balance sheet. For example, if decisions are made that positively impact EBITDA by expanding our business through issuance of significant amounts of debt, other performance metrics such as return on assets and equity could be negatively impacted. Additionally, by including EBITDA as a metric, the compensation policy eliminates a possible bias towards raising funds solely through equity versus debt to avoid additional interest charges, which negatively impact returns.
Our evaluation and conclusions took into account that a component of every NEO’s performance-based equity compensation includes our customer service satisfaction ratings. We believe having this type of component mitigates risk because the ratings are developed and calculated by third parties and are based solely on the input provided by our customers. In other words, there is little if any opportunity to alter the data or results because it is based on what our customers think and is calculated and reported by a third party. Moreover, the Company concluded there is little, if any, downside or risk to taking any actions that generally improve customer satisfaction.
In short, the Company and its Executive Compensation Committee concluded that the Company’s compensation policies and practices are sufficiently diverse so as to avoid incentivizing NEOs from making decisions that accept more risk than is deemed prudent while managing the Company’s operations.

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010
Compensation Discussion and Analysis, page 23
7. You disclose under the heading “Compensation Peer Group” that your Compensation Committee “generally reviews composite market data reflecting the market median compensation paid to similarly situated executives.” Further, you note that base salary and annual incentive compensation are targeted “to be commensurate with other public homebuilders of similar size.” Please state whether you engaged in benchmarking and, if so, please identify the benchmark and its component companies and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K and Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations.
Response
On an informal basis, the Company reviews the compensation of its NEOs and compares it to industry peers, analyzing the relationship of the relative amounts of the components of compensation (e.g., salary, bonus, equity compensation and other compensation) to the relative size of each peer company’s revenues, assets and equity. For the past several years, the peer group has been comprised of the top 10-12 public homebuilders. This analysis includes a percentile ranking of the Company’s NEOs compensation as compared to the peer group as well as a mathematical computation of predicted compensation assuming the relationship between compensation and revenue, assets or equity derived from the peer group is applied to Meritage Homes’ financial results. As indicated above, our analysis is informal in nature and is not by itself used to specifically set any particular element of compensation (whether salary, bonus, equity compensation, or otherwise) or compensation targets. Rather, our analysis is used as an overall reasonableness check on the types and levels of compensation paid to our executive officers to ensure that the pay of our NEOs is not excessive, nor too low as to not be deemed a sufficient tool to attract and maintain key talent. The analysis is completed on a retrospective basis and as such, it is used as a guide for our Executive Compensation Committee in setting reasonable future compensation levels and benefits. In response to the Staff’s comment, the Company will in future filings include a discussion similar to the discussion above explaining how our informal review process operates.
Annual Incentive Compensation, page 25
8. Please disclose the reason(s) for selecting Adjusted EBITDA, return on assets and return on equity as the performance metrics for compensation payable under the annual incentive plan. See Item 402(b)(2)(v)-(vi) of Regulation S-K and Instruction 4 to Item 402(b) of Regulation S-K.

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010
Response
The Company has consistently used the performance metrics of Adjusted EBITDA (or EBITDA), return on assets and return on equity for its executive incentive compensation programs. We believe these metrics are readily accepted by the capital markets and investment community as key measures of a company’s performance. Additionally, these metrics appropriately fluctuate with the performance of the Company, as no formula-based bonuses were earned by our NEOs for the difficult homebuilding years of 2007, 2008 and 2009. The Executive Compensation Committee has concluded that the combination of these metrics sets an optimal incentive program for our executive officers and aligns their interests with our stockholders. The Company believes that key factors considered in coming to this conclusion include, but are not limited to, the following:
•	The use of these metrics together results in an appropriate and acceptable balance between operating results (Adjusted EBITDA), balance sheet and capital resource management (return on asset and return on equity), and our success in these measures against peer companies as discussed in our response to Comment #7 above;

•	Our incentive compensation structure tends to require that the Company perform well against its peers; e.g., even if the Company reports extremely high levels of Adjusted EBITDA, our executives could earn less or no bonus if the Company’s performance does not compare favorably with its peers; and conversely, even if the Company performs well compared to its peers such as minimizing its losses during the current economic downturn, if the Company generates little or negative EBITDA, our executives will not receive a meaningful bonus.
In response to the Staff’s comment, the Company will in future filings expand its discussion about the reasons for selecting Adjusted EBITDA, return on assets and return on equity.
9. We note that your annual incentive plan compensation is based on defined performance objectives as compared to other public homebuilders. We also note that you disclose the formula for determining the annual incentive bonuses for your NEOs on pages 28-29. We understand that no payouts were made under the terms of the employment arrangements as they relate to this component of compensation, however, we would expect to see disclosure that addresses (1) the company’s actual return on assets, return on equity, and how this compared to other public homebuilders, and (2) how these results led to the determination that no compensation was earned for the fiscal year.
Response
Please refer to our disclosure under the caption “Compensation Discussion and Analysis—Compensation Programs and Payments—Annual Incentive Compensation” where the Company discloses that the Company did not generate net income or EBITDA as defined for compensation calculation purposes during 2009. Accordingly, the Company does not believe that disclosure about the Company’s actual return on assets and return on equity compared to other public homebuilders would be meaningful because even if the Company compared favorably, the resulting formula-based bonus for each executive would be zero (i.e., x% of negative EBITDA is negative/no bonus).

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010
10. We note that each of your NEOs was awarded a discretionary bonus in recognition of “efforts and accomplishments during a particularly challenging economic environment in 2009.” Please disclose all of the factors considered by the Compensation Committee in awarding the discretionary bonuses and how it derived the actual award for each NEO based on these factors. See Item 402(b)(2)(v)-(vi) of Regulation S-K.
Response
The Compensation Committee considered the following key factors in determining to award discretionary bonuses and the amounts of those bonuses:
•	the Company’s performance, both individually and compared against other builders during the severe homebuilding downturn and recession, including, but not limited to, its ability to maintain liquidity, pay down indebtedness, reduce its net leverage ratio, generate significant cash balances, reduce land positions; and change its strategic focus to building homes with lower price points to better serve current and projected demand;

•	the Company’s financial strength and liquidity in 2009 in light of the fact many private homebuilders, and some public homebuilders, filed bankruptcy, went of business or were forced to take on additional risk or unfavorable financing terms due to liquidity concerns;

•	the difficult, but necessary, strategy and execution of downsizing the Company’s operations and managing an increased workload with reduced staff;

•	that our executive officers had received no bonus compensation in 2008 or 2007, compared to the NEOs of many of our peer homebuilding companies who did receive bonuses during 2008 and 2007; and

•	that a substantial portion of the value of executive officers’ prior equity compensation awards eroded as a result of the homebuilding downturn and national recession and that these events were almost, if not totally, out of the executives’ control;
The Company believes summarizing the above factors as “accomplishments during a particularly challenging economic environment in 2009” is sufficient information for our investors as the disclosure in our proxy statement makes clear (both in the Summary Compensation Table and related narrative discussion) that the bonuses awarded were discretionary.

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010
Discussion of CEO and NEO Compensation, page 29
11. We note your disclosure relating to the performance-based bonus where you state that the company did not generate sufficient “net income” or “EBITDA” to trigger payouts under the cash performance-based annual incentive program. It appears, however, that payouts under the program are based on the company’s actual return on assets and return on equity compared to other public homebuilders. Please advise.
Response
As indicated above in our response to Comment 9 above, the Company did not generate net income or EBITDA as defined for compensation calculation purposes during 2009. Accordingly, the Company’s return on assets and return on equity was not computed because no formula-based bonus will result where EBITDA is negative (i.e., x% of negative EBITDA is negative/no bonus).
12. We note your disclosure on pages 30-32 that the number of shares and type of equity award granted in 2009 was “deemed commensurate” with the compensation packages of comparable NEOs at public homebuilders. Please disclose all of the factors considered by the Compensation Committee in determining the appropriate equity award. To the extent you engaged in benchmarking, please disclose the information requested in Comment 7 above.
Response
As indicated in our response to Comment #7 above, on an informal basis, the Company reviews the compensation of its NEOs as compared to its industry peers and reviews the relationship of the relative amounts of the components of compensation (e.g., salary, bonus, equity compensation and other compensation) to the relative size of each peer company’s revenues, assets and equity. Our analysis is informal in nature and is not by itself used to specifically set any particular element of compensation (whether salary, bonus, equity compensation, or otherwise). Rather, our analysis is used as an overall reasonableness check on the types and levels of compensation paid to our executive officers and is prepared retrospectively such that it is used as a guide for our Executive Compensation Committee in setting future compensation levels and benefits.
Regarding the factors considered by the Compensation Committee in determining the appropriate equity award, the Compensation Committee used the same analysis and considered the same factors discussed in our response to Comment #7.

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010
13. We note that the performance criteria for the vesting of performance stock depends on whether the company’s pre-tax income and SG&A expense are within a specified range of “budget,” as well as the value of the “Customer Service Satisfaction Rating.” Please disclose the reason(s) for selecting pre-tax income and SG&A expense as the performance metrics, as well as the actual value of the previously established performance objectives. Further, please disclose the details of the Customer Service Satisfaction Rating, including how the rating is determined, whether it is determined by an independent party, and what your actual rating was in 2009. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm, Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations. Please advise.
Response
Historically, the Company had awarded stock options and more recently, time-vested restricted stock awards. During 2009, the Company conditioned some of its restricted stock award grants to named executive officers on the achievement of performance criteria, specifically pre-tax net income and SG&A expenses being within a specified range and achievement of a certain level of customer service satisfaction rating. Following is a summary of the key reasons the Compensation Committee selected these metrics:
•	Pre-tax net income being within a specified range—the Committee believes that in the current economic environment, it is important that the executive officers be accountable to the Board of Directors for managing the business towards the budget approved by the Board. The Compensation Committee also considered the metrics of revenue and net income, but determined pre-tax net income was the most appropriate measure because revenue does not take into account profitability of our core operations and after-tax net income takes into account factors largely outside the control of management, such as the creation and relief of non-cash deferred tax valuation allowances due to accounting rules and tax laws. One of the Company’s main goals during the recent economic downturn was to return to profitability and we believe pre-tax income appropriately measures management’s success in achieving this goal.

•	SG&A being within a specified range— the Committee believes that overhead cost control, particularly in the current economic environment, is critical to the success of the Company and that it is important to hold the executive officers accountable to the Board of Directors for managing costs within the budget approved by the Board.

•	Customer service satisfaction rating—the Committee believes the long-term success of the Company is dependent on delivering quality homes with excellent customer service. In short, it is a fundamental prerequisite for almost any business to achieve high customer satisfaction. Accordingly, the Committee incorporated a customer service component.

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010
Our Customer Service Satisfaction Rating is the average overall satisfaction rating Meritage was awarded based on a third-party survey of its homebuyers. All of our homebuyers are sent a confidential questionnaire to complete at fixed intervals after their close date and the third-party provider tabulates the results and reports them to the Company. Although there are various data points that are analyzed from the survey, the one management and the Executive Compensation Committee deem most relevant is a high Customer Service Satisfaction Rating as it is believed to be a strong indicator of referrals, which may translate into additional future revenue and mitigates the potential for litigious warranty claims.
In response to the Staff’s comment, the Company will in future filings expand its discussion about the reasons for selecting the performance metrics to incorporate the key concepts discussed above.
Regarding the Staff’s request to disclose the actual value of the previously established performance objective, please refer to our discussion in the proxy statement under the heading “Compensation Discussion and Analysis—CEO Compensation—Restricted Stock” and “—Other NEO Compensation—Restricted Stock.” In this discussion, the Company discloses (i) the specified range that pre-tax net income must fall within, and actual pre-tax net income (ii) the specified range that SG&A expense must fall within, and actual SG&A expense and (iii) the minimum customer service satisfaction rating, and that the actual customer service rating exceeded 8.0. The only aspects of the performance criteria not specifically disclosed are (a) budgeted pre-tax income, (b) budgeted SG&A and (c) the actual customer service satisfaction rating. The Company does not believe these elements are material to our investors understanding of the restricted stock awards.
With respect to the pre-tax income and SG&A metrics, as discussed above, the key aspect of the performance metric is holding the executive officers accountable to achieve the Company’s budget, which measures the NEO’s ability to control costs and drive profitability. The Company provided disclosure of the actual amounts of pre-tax net income and SG&A to give context to performance metric and that the minimum customer service satisfaction rating required for that vesting component. The number of shares of restricted stock awarded does not vary once the target score is achieved. For example, the number of shares of restricted stock does not increase depending on the actual rating (i.e., the executive is entitled to the same number of shares whether the rating is 8.01 or 10.00 (a perfect score)). Accordingly, the Company believes it has provided an appropriate amount of specificity for each of the performance criteria.
2009 Grants of Plan-Based Awards, page 37
14. Please explain why you believe that you were not required to provide any disclosure pursuant to subparagraph (d)(2)(iii) of Item 402 of Regulation S-K.

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010
Response
As discussed in more detail above and in the Company’s proxy statement, our named executive officers are entitled to an incentive compensation bonus equal to a certain percentage of Adjusted EBITDA if the Company’s return on assets and return on equity compares favorably (within defined performance metrics) to other public homebuilders. As disclosed in footnote 1 to the Company’s 2009 Grants of Plan-Based Awards table, there is no minimum award, target award or maximum award that can be earned. If the Company’s financial performance falls within the parameters for an award, the award is determined simply as a percentage of Adjusted EBITDA. We believe that the actual award earned/paid should be disclosed in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table.
15. We note your disclosure in footnote 3 and footnote 4 that Messrs. White and Davis were entitled to a performance-based bonus equal to a percentage of EB1TDA. You also note that the payout to Mr. Davis “was based on Mr. Davis achieving specific goals mutually agreed upon between Mr. Davis and the Company.” Please disclose the factors involved in determining whether Messrs. White and Davis received a performance-based bonus, including any specific company or individual performance objectives. Further, please disclose the actual goals agreed upon between Mr. Davis and the company in the corresponding discussion of Mr. Davis’ employment agreement on page 29.
Response
Regarding the factors involved in determining whether Messrs. White and Davis received a performance-based bonus, reference is made to our response to Comments #9 and #11 above. The Company did not generate EBITDA as defined for compensation calculation purposes during 2009, thus making the Company’s actual return on assets and return on equity not meaningful. Please refer to the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table, which shows no incentive compensation for Messrs. White and Davis during 2007, 2008 or 2009.
Regarding the performance objectives for Mr. Davis for 2009, the Company acknowledges Staff’s comment. Nevertheless, as disclosed under the caption “Compensation Discussion and Analysis—Employment Agreements in Effect for 2009—Steven M. Davis”, Mr. Davis’ employment agreement was amended and restated in January 2010. Please refer to a discussion of Mr. Davis’s current employment agreement (under the heading “Compensation Discussion and Analysis—2010 Developments”) where the Company discloses the performance objectives for Mr. Davis going forward.
Director Compensation, page 42
16. We note your disclosure in the “All Other Compensation” table for Messrs. Oppel and Ax. To the extent this compensation does not represent a perquisite, in future filings please identify and quantify this compensation in a footnote. To the extent the compensation does represent a perquisite, in future filings please identify the perquisite by type in a footnote. See Instruction 2 and Instruction 3 to Item 402(k)(2)(vii) of Regulation S-K.

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010
Response
The amounts listed in the “All Other Compensation” column for Messrs. Oppel and Ax represents the employer share of the health care costs for Messrs. Oppel and Ax, each of who participate in our health care plan that is available to all employees. In response to the Staff’s comment, the Company will in future filings identify and quantify this compensation in a footnote.
17. We note your disclosure in footnote 3 regarding the reimbursement to directors for out-of-pocket expenses incurred in attending Board and committee meetings. Please disclose whether the reimbursements included in this footnote are included in the “All Other Compensation” column. If so, please reconcile the amounts in the footnote with the amounts that appear in the “All Other Compensation” column. If not, please explain why the reimbursements are not disclosed under “All Other Compensation.”
Response
Reference is made to our response to Comment #16 above. Also, as indicated in footnote 3 to the Director Compensation table, the amounts represent reimbursements of out-of-pocket expenses incurred by the directors for Company business, all or substantially all of which relates to attending Board and Committee meetings. These out-of-pocket reimbursements are not included as a component of “All Other Compensation” as there is no personal benefit or perquisite component to these expenses.
Amendment No. 1 to the A Definitive Proxy Statement on Schedule 14A
Summary Compensation Table
18. Footnote 5 to the Summary Compensation Table says to “See Nonqualified Deferred Compensation table below for more detail on Mr. Seay’s deferred compensation earnings.” We are unable to locate the Nonqualified Deferred Compensation table in the proxy statement. Please advise.
Response
The Company informs the Staff that the last sentence to footnote 5 is a typographical error, arising from the carryforward from the Company’s prior proxy statement. As reflected in the Summary Compensation Table, the only compensation related to deferred compensation was for Larry Seay in 2007 ($2,210).

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010
Form 10-Q or 11 quarterly Period Ended March 31, 2010
Legal Proceedings, page 34
19. We note the disclosure on page 23 of your Form 10-K regarding the legal proceeding against Greg Hancock, a former division president. On page 30 of your Form 10-Q, you note that in March 2010 the Settlement Agreement relating to this proceeding was approved by a Bankruptcy Court. However, the Settlement Agreement is not discussed in the “Legal Proceedings” section of the Form 10-Q. In future filings, please include all material events relating to any previously disclosed legal proceeding in the report that covers the period during which the event occurred.
Response
The Company acknowledges the Staff’s comment and will in future filings include all material events relating to any previously disclosed legal proceeding in the report that covers the period during which the event occurred.
We acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses, you may contact me at 480.515.8003.

Sincerely,
/s/ Larry W. Seay, Executive Vice President and Chief Financial Officer

Jay Ingram
United States Securities and Exchange Commission
August 12, 2010

cc:	Erin Jaskot Staff Attorney United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010